UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-37931

GTY Technology Holdings Inc.

(Exact name of registrant as specified in its charter)

800 Boylston Street, 16th Floor

Boston, Massachusetts 02199

(877) 465-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

Warrants to purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder of record of Common Stock, par value $0.0001 per share, and twenty-two (22) holders of record of Warrants.1

Pursuant to the requirements of the Securities Exchange Act of 1934, GTY Technology Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

1 On July 7, 2022, pursuant to the Agreement and Plan of Merger dated as of April 28, 2022, by and among GTY Technology Holdings Inc., a Massachusetts corporation (the “Company”), GI Georgia Midco Inc. (“Parent”), and GI Georgia Merger Sub Inc., a Massachusetts corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Each warrant to purchase a share of Company common stock that was unexercised and outstanding immediately prior to the effective time of the merger automatically ceased to represent a warrant to purchase shares of common stock and, in the case of the public warrants, converted into the right by the holder of such public warrant that properly exercises it by August 6, 2022 to receive an estimated Black–Scholes-based value of $0.71 per share covered by the warrant, in accordance with the terms of the warrant.

GTY Technology Holdings Inc.

Date: July 18, 2022
	By:	/s/ Jon C. Bourne
Name: Jon C. Bourne
Title: Executive Vice President, General Counsel and Secretary

2